EXHIBIT (m)

Flexible Solutions VUL Gold

Sample 5th Year (assuming 6% Gross Return (5.17% Net Return) and current charges) Calculations

I.	Policy Account Value @ 6% Return (Year 5) = $17,594

The Policy Account Value is equal to the sum of :

a)	the prior year’s (i.e., 12/31/of the 4th policy year) account value ($13,773); plus

b)	the planned premium ($4,625); minus

c)	the premium charge ($324); minus

d)	the sum of: [withdrawals, if any (0); plus

e)	outstanding loans, if any (0); plus

f)	loan interest (0)]; minus

g)	the cost of insurance ($447); minus

h)	the M&E risk charge ($89); minus

i)	the annualized per/1000 monthly expense ($750); minus

j)	the annualized per policy monthly expense ($90); plus

k)	the investment earnings on the policy account value ($896).

II.	Policy Cash Surrender Value @ 6% Gross Return (Year 5) = $15,282

The Policy Cash Surrender Value is equal to the sum of :

a)	The policy account value ($17,594) minus surrender charges ($2,312)

III.	Policy Net Cash Surrender Value @ 6% Gross Return (Year 5) = $15,282

The Policy Net Cash Surrender Value is equal to the sum of:

a)	the Cash Surrender Value ($15,282); minus

b)	the outstanding loan, if any ($0).

IV.	Policy Net Death Benefit

The Policy Net Death Benefit is equal to the sum of:

a)	Option 1 DB is equal to the face amount ($500,000).